UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On March 8, 2024, Codere Online Luxembourg, S.A. (the “Company”) engaged Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2023. The decision to engage Marcum was approved by the Company’s Audit Committee.

During the three years ended December 31, 2021, December 31, 2022, December 31, 2023, and during the interim period through the date of our engagement of Marcum, we did not consult with Marcum on items regarding (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did Marcum provide a written report or oral advice to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v)).

This report on Form 6-K shall be deemed to be incorporated by reference into Codere Online Luxembourg, S.A.’s registration statements (i) on Form S-8 (Registration Number: 333-264895), (ii) on Form F-3 (Registration Number: 333-262940) and (iii) on Form F-3 (Registration Number: 333-269065), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: March 11, 2024	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer